                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3
           RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            INTEK GLOBAL CORPORATION
                              (NAME OF THE ISSUER)

                            INTEK GLOBAL CORPORATION
                                  SECURICOR PLC
                             SECURITY SERVICES PLC
                              IGC ACQUISITION CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            -------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   458134 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------------

             ROBERT J. SHIVER                                 NIGEL GRIFFITHS
         INTEK GLOBAL CORPORATION                              SECURICOR PLC
              99 PARK AVENUE                                 SUTTON PARK HOUSE
                18TH FLOOR                                 SUTTON, SURREY SM1 4LD
         NEW YORK, NEW YORK 10016                                 ENGLAND
              (212) 949-4200                                011 44 181 770 7000



 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
             COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                          ----------------------------
                                   COPIES TO:

            NANCY H. WOJTAS, ESQ.                           DAVID LEFKOWITZ, ESQ.
       MANATT, PHELPS & PHILLIPS, LLP                      DOUGLAS P. WARNER, ESQ.
         11355 W. OLYMPIC BOULEVARD                       WEIL, GOTSHAL & MANGES LLP
        LOS ANGELES, CALIFORNIA 90064                          767 FIFTH AVENUE
                                                          NEW YORK, NEW YORK 10153

This statement is filed in connection with (check the appropriate box):

a. [ ]The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
   Securities Exchange Act of 1934.

b. [ ]The filing of a registration statement under the Securities Act of 1933.

c. [X]A tender offer.

d. [ ]None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee**
----------------------                                     ----------------------
$60,969,976                                                $12,194.00


                           * For purposes of calculating the filing fee only.
                  This amount assumes the purchase of 20,238,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $3.0125 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,373,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,865,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price less than $3.0125 per share.

                           ** The amount of filing fee calculated in accordance
                  with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

                           [X] Check box if any part of the fee is offset as
                  provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,194.00

Form or Registration No.: Schedule 14D-1 and Amendment No. 2 to Schedule 14D-1 Filing Parties: Securicor plc, Security Services plc and IGC Acquisition Corp.

Date Filed:  June 16, 1999 and August 2, 1999

         This Amendment No. 3 amends the Rule 13e-3 Transaction Statement on
Schedule 13E-3, as amended by Amendment No. 1 thereto, dated June 16, 1999, and Amendment No. 2 thereto, dated July 31, 1999 (the "Schedule 13E-3"), filed by
(i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"), (ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and (iv) Intek Global Corporation, a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of the Company. The purchase price in the tender offer is $3.0125 per Share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase"), as supplemented by the First Supplement to the Offer to Purchase dated August 2, 1999, and in the related Letter of Transmittal.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         Item 10 is hereby supplemented and amended to incorporate by reference the information set forth in the Final Amendment, filed by Securicor, Purchaser and Parent on August 17, 1999, to the Schedule 14D-1 originally filed by Securicor, Purchaser and Parent on June 16, 1999 (the "14D-1 Final Amendment").

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

                   Item 17 of the Schedule 13E-3 is hereby supplemented and amended by adding the following exhibit:


(d)(13)            Press Release, dated August 17, 1999, issued by Securicor
                   (incorporated by reference to Exhibit (A)(13) to the 14D-1
                   Final Amendment).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-3 is true, complete and correct.

Dated:   August 17, 1999

                                 INTEK GLOBAL CORPORATION


                                 By:     /s/ Robert J. Shiver
                                    ------------------------------------------
                                 Name:   Robert J. Shiver
                                 Title:  President and Chief Executive Officer

                                    SIGNATURE
                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-3 is true, complete and correct.

Dated:   August 17, 1999

                                 SECURICOR PLC


                                 By:      /s/ Nigel Griffiths
                                    ------------------------------------------
                                 Name:    Nigel Griffiths
                                 Title:   Director

                                 SECURITY SERVICES PLC


                                 By:      /s/ Nigel Griffiths
                                    ------------------------------------------
                                 Name:    Nigel Griffiths
                                 Title:   Director

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-3 is true, complete and correct.

Dated:   August 17, 1999


                                 IGC ACQUISITION CORP.


                                 By:      /s/ C. Grice McMullan, Jr.
                                    ------------------------------------------
                                 Name:    C. Grice McMullan, Jr.
                                 Title:   Chairman of the Board and President


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